Correspondence

June 10, 2011

Via EDGAR, E-Mail (kimc@sec.gov)
and Facsimile 703-813-6982

Caroline Kim, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Silver Bull Resources, Inc. Registration Statement on Form S-3 Commission File No. 333-172789 (the “Registration Statement”)

Dear Ms. Kim:

    Based on your confirmation that the Securities and Exchange Commission will not have any further comments on the Registration Statement, we are requesting acceleration of the Registration Statement.

    In conjunction with our request for acceleration we acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

s	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement.  The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, or as soon as practicable thereafter, on June 14, 2011.  We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

    We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective.  Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted, SILVER BULL RESOURCES, INC.

/s/ Sean Fallis
Sean Fallis, Chief Financial Officer